UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

               Under the Securities Exchange Act of 1934 and (Amendment No. __)

                            USA DETERGENTS, INC.
                             (Name of Issuer)

                  Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                902938 10 9
                               (CUSIP Number)

                             Frederick R. Adler
                        1520 South Ocean Boulevard
                        Palm Beach, Florida  33480
                              (561) 659-2001
             (Name, Address and Telephone Number of Person Authorized
              to Receive Notices and Communications)

January 20, 1997
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                SCHEDULE 13D


CUSIP No. 902938 10 9

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    (a)    Frederick R. Adler


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    USA

NUMBER     7.  SOLE VOTING POWER
OF                 (a)     1,750,683

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     1,750,683

REPORTING  10.     SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   (a)     1,750,683

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     12.74%

14.     TYPE OF REPORTING PERSON
                   (a)     IN
Item 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of USA Detergents, Inc, a Delaware corporation ("USA Detergents" or the "Company"). The principal executive offices of USA Detergents are located at 1735 Jersey Avenue, North Brunswick, NJ 08902.


Item 2.   IDENTITY AND BACKGROUND

     This Statement is filed by Frederick R. Adler (the "Reporting Person"), having an address at 1520 South Ocean Boulevard, Palm Beach, Florida 33480. Mr. Adler is a Director of the Company and Managing Director of Adler & Company, a venture capital management firm.

     Mr. Adler has not, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.


Item 3.   SOURCE AND AMOUNT OF FUNDS.

     Not applicable.


Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock beneficially owned by the Reporting Person (the "Shares") were acquired solely for investment purposes. The Reporting Person previously reported his holdings of Common Stock on Schedule 13G pursuant to Rule 13d-1(c). The Reporting Person transferred the Shares to the Frederick R. Adler Intangible Asset Management Trust (the "Trust"), which subsequently transferred the Shares back to Mr. Adler on January 20, 1997.


Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Adler beneficially owns an aggregate of 1,750,683 shares of Common Stock representing approximately 12.74% of the shares of Common Stock outstanding.

     (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days except:

     (i) On December 21, 1996, the Reporting Person transferred the Shares to the Trust. No consideration was paid with respect to such transfer.

     (ii) On January 20, 1997, the Trust transferred the Shares back to Mr. Adler. No consideration was paid with respect to such transfer.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.


Item 7.   EXHIBITS.

     None


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ Frederick R. Adler
                          Frederick R. Adler



Date:     January 28, 1997